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                                 April 22, 2005

BY EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0305
Attention: Ms. Messeret Nega

   Re: ING USA Annuity and Life Insurance Company
       Form S-3 filed March 18, 2005
       File No. 333-123457

Dear Ms. Nega:

          ING USA Annuity and Life Insurance Company, an Iowa insurance company ("ING USA") is filing today by EDGAR, Amendment No. 1 ("Amendment No. 1") to the above-referenced Registration Statement on Form S-3 (the "Registration Statement") including the exhibits indicated therein. We are providing to you for the Staff's reference 6 copies of Amendment No. 1 and the exhibits filed therewith, 3 copies of which have been marked to show the changes from the Registration Statement as filed by EDGAR on March 18, 2005.

          On behalf of ING USA, this letter responds to the comments of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), concerning the Registration Statement, contained in the letter dated April 14, 2005 (the "Comment Letter") addressed to Eric G. Banta of ING USA. For convenience, we have repeated your comments in bold and we have provided the response of ING USA in plain text. Please note, in addition to the revisions made to the Registration Statement in response to the Staff's comments and described below, ING USA has increased the amount of securities to be registered from $3,000,000,000 to $5,000,000,000.

          Upon resolution of the Staff's comments, ING USA will request acceleration of the effectiveness of the Registration Statement under separate cover letter.

   SIDLEY AUSTIN BROWN & WOOD LLP IS AN ILLINOIS LIMITED LIABIITY PARTNERSHIP PRACTICING IN AFFILIATION WITH OTHER SIDLEY AUSTIN BROWN & WOOD PARTNERSHIPS
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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Securities and Exchange Commission
April 22, 2005
Page 2


          GENERAL

     1. PLEASE NOTE THAT OUR COMMENTS TO EITHER THE BASE PROSPECTUS AND/OR THE SUPPLEMENTS SHOULD BE APPLIED UNIVERSALLY, IF APPLICABLE. ACCORDINGLY, IF COMMENTS ISSUED FOR ONE APPLY TO ANOTHER, MAKE CONFORMING REVISIONS AS APPROPRIATE. PLEASE CONFIRM TO US IN YOUR RESPONSE THAT YOU WILL COMPLY WITH THIS INSTRUCTION.

          REGISTRANT'S RESPONSE:

          ING USA understands the Staff's comment and in accordance with your instruction, we have revised the prospectus supplement relating to the secured medium-term notes program (the "Institutional Prospectus Supplement"), the prospectus supplement relating to the CoreNotes(R) program (the "Retail Prospectus Supplement") and the prospectus (the "Base Prospectus"), as applicable.

     2. PLEASE BE ADVISED THAT THE REVISED STAFF STATEMENT REQUIRES THAT ASSET-BACKED ISSUERS FILE A COMPLIANCE CERTIFICATE AND ACCOUNTANT'S REPORT WITH EACH FORM 10-K. PLEASE ADVISE SUPPLEMENTALLY WHICH PARTY OR PARTIES WILL BE RESPONSIBLE FOR PREPARING AND FILING EACH TRUST'S EXCHANGE ACT REPORTS AND SIGNING THE REQUIRED CERTIFICATIONS. IN ADDITION, PLEASE TELL US UPON WHAT AUTHORITY THESE RESPONSIBILITIES ARE ALLOCATED. TO THE EXTENT SUCH DOCUMENTS ARE NOT CURRENTLY REQUIRED, AMEND THE NECESSARY GOVERNING DOCUMENTS TO PROVIDE FOR THE PREPARATION AND DELIVERY OF THESE EXHIBITS SO THAT THEY MAY BE TIMELY INCLUDED IN EACH REQUIRED FORM 10-K.

          REGISTRANT'S RESPONSE:

          ING USA confirms that each trust formed under the program will incur separate reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and individual Exchange Act reports will be filed for each trust. ING USA, as depositor and a statutory issuer of the notes, intends to: (i) file separate reports for each trust under the Exchange Act in the form and manner permitted under the Merrill Lynch Depositor, Inc. SEC No-Action Letter, dated March 28, 2003 (the "Merrill Lynch Letter"), and the Corporate Asset Backed Corporation SEC No-Action Letter, dated August 9, 1995, and (ii) comply with the certification requirements of Rules 13a-14 and 15d-14 under the Exchange Act in accordance with the Revised Statement: Compliance by Asset-Backed Issuers with Exchange Act Rules 13a-14 and 15d-14 issued by the Staff on February 21, 2003 (the "Division of Corporation Finance Statement").
ING USA will not aggregate the periodic reports relating to more than one trust. Except as discussed below, ING USA proposes to comply with the Division of Corporation Finance Statement by filing Form 8-Ks and Form 10-Ks in the manner permitted under the Merrill Lynch Letter. Finally, each Form 8-K and Form 10-K filed by ING USA on behalf of a trust will contain a reference to ING USA's Exchange Act reports in accordance with the
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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Securities and Exchange Commission
April 22, 2005
Page 3


Current Issues Outline-Structured Financings issued by the Staff. In connection with the issuance of notes by each trust, ING USA, the trust and other relevant parties will enter into the Coordination Agreement (which is included as Section D of the Omnibus Instrument, filed as Exhibit 4.9 to the Registration Statement). Pursuant to Section 3.02 of the Coordination Agreement, ING USA agrees to file, or cause to be filed, in a timely manner on behalf of the applicable trust, all reports, certifications or similar filings required under the Exchange Act.

          The information that ING USA will supply on behalf of each trust is designated below by reference to the form and item number of reporting forms in effect at the date of this letter. Such reference to form and item numbers and names are not intended to limit or expand the information proposed to be supplied in the event of later amendments to such forms or the adoption of forms in addition to or in place of such forms. Please note that upon the effectiveness of Regulation AB, ING USA will prepare and file reports on behalf of each trust, including any compliance certificates and accountant reports, in accordance with Regulation AB.

          FORM 8-K. Prior to the effective date for use of Form 10-D, on behalf of each trust, ING USA will file with the Commission separate reports on Form 8-K for each trust in accordance with General Instruction G of Form 8-K. In addition, ING USA will include in each report on Form 8-K, to the extent applicable, the information that would be required by Part II of Form 10-D. Furthermore, on behalf of each trust, ING USA will file with the Commission separate reports on Form 8-K for each trust, within 15 days after each payment date on the trust's notes, containing information in response to Part I of Form 10-D, including a report (the "Indenture Trustee Report") prepared by Citibank, N.A., as indenture trustee (the "Indenture Trustee"), detailing the information described by Item 1121 of Regulation AB. The report will also be distributed to The Depository Trust Company, as the sole registered holder of the notes of each series of notes.

          Since no trust will have any directors or individual trustees, and since ING USA is the depositor and a statutory issuer of the notes of each trust, each Form 8-K will be signed by a senior officer of ING USA.

          Pursuant to Section 3.13(g) of the Standard Indenture Terms, filed as
Exhibit 4.1 to the Registration Statement (which will be incorporated into the Indenture for each series of notes issued under the Registration Statement), the Indenture Trustee will agree to provide the holders and ING USA such Indenture Trustee Report.

          Upon the effective date for use of Form 10-D, ING USA will file Form 10-D, on behalf of each trust, in connection with distributions scheduled to be made by each trust.

          FORM 10-K. ING USA will file, on behalf of each trust, within 90 days (or such shorter time period as required by applicable rules or regulations) after the end of each fiscal year of each trust (which is currently expected to be December 31), a separate annual report on Form 10-K containing the information specified by General Instruction J to Form 10-K.
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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Securities and Exchange Commission
April 22, 2005
Page 4


          With respect to Item 15 (Exhibits and Financial Statement Schedules), ING USA will include on behalf of each trust, (i) the Indenture Trustee Reports,
(ii) the annual statement of compliance by the Indenture Trustee (the "Annual Statement of Compliance"), substantially in the form of Exhibit B to the Expense and Indemnity Agreement with the Indenture Trustee, filed as Exhibit 10.2 to the Registration Statement (the "Indenture Trustee Expense Agreement"), and (iii) the report of independent registered public accounting firm on compliance (the "Accountant Report"), substantially in the form of Exhibit C attached to the Indenture Trustee Expense Agreement, prepared in compliance with attestation standards established by the Public Company Accounting Oversight Board. ING USA, as depositor under the program and a statutory issuer of the notes, will include in each Form 10-K a certification in the form, attached as Annex A to this letter, signed by a senior officer of ING USA. Any financial information of a trust filed with the Commission will be unaudited. Since no trust will have any directors or individual trustees, and since ING USA is the depositor and a statutory issuer of the notes of each trust, each Form 10-K will be signed by a senior officer of ING USA. ING USA does not propose to respond to the other requirements of this Item.

          Pursuant to Section 4.05 of the Indenture Trustee Expense Agreement, the Indenture Trustee will agree to provide and execute the Annual Statement of Compliance for each trust. In addition, pursuant to Section 4.05 of the Indenture Trustee Expense Agreement, ING USA will agree to hire a registered independent public accounting firm (the "Accounting Firm") and cause the Accounting Firm to furnish and execute the Accountant Report for each trust.

          FORM 10-Q. ING USA does not propose to file any 10-Qs with respect to any trust. Any information that would typically appear in a Form 10-Q that a trust is required to report has been and will continue to be reported on a Form 8-K or Form 10-D (once that form is able to be used) as set forth above.

     3. IF A TRUST IS FORMED PRIOR TO THE EFFECTIVENESS OF THE REGISTRATION STATEMENT, PLEASE CONFIRM THAT BOTH THE TRUST AND ING USA WILL SIGN THE REGISTRATION STATEMENT.

          REGISTRANT'S RESPONSE:

          ING USA respectfully advises the Staff that no trust will be formed prior to the Registration Statement becoming effective. Consequently, no trust will sign the Registration Statement.

     4. IF YOU INTEND TO ISSUE SECURITIES WITH THIS REGISTRATION STATEMENT SHORTLY AFTER EFFECTIVENESS, INCLUDE IN THE LAST PRE-EFFECTIVE AMENDMENT A PROSPECTUS SUPPLEMENT THAT
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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Securities and Exchange Commission
April 22, 2005
Page 5


CONTAINS ALL INFORMATION RELATING TO THAT OFFERING WHICH IS KNOWN AND REASONABLY AVAILABLE AT THAT TIME. IN ADDITION, PLEASE FILE (I) UNQUALIFIED TAX AND LEGALITY OPINIONS AND (II) RELATED CONSENTS PRE-EFFECTIVELY WITH RESPECT TO ANY PROPOSED IMMEDIATE TAKEDOWN.

          REGISTRANT'S RESPONSE:

          ING USA supplementally advises the Staff that it does not intend to issue securities pursuant to the Registration Statement immediately upon effectiveness and that it does not expect to know the terms of any offering pursuant to the Registration Statement at the time of effectiveness. Should ING USA's intentions change, ING USA will include the requested information in the last pre-effective amendment to the Registration Statement.

PROSPECTUS SUPPLEMENT - SECURED MEDIUM TERM NOTES

Reopenings, page S-8

     5. REOPENINGS APPEAR INCONSISTENT WITH THE REQUIREMENT OF A DISCRETE POOL. PLEASE REVISE OR ADVISE.

          REGISTRANT'S RESPONSE:

          ING USA respectfully advises the Staff that the Registration Statement has been revised to remove all references to "reopenings" and related disclosure in response to this comment. Each trust will issue all of its notes on the same issue date. Please see "Summary," "Plan of Distribution" and "Description of the Notes--General" in the Institutional Prospectus Supplement and "Risk Factors," "Description of the Notes--General," "Description of the Notes--Modifications and Amendments," and "Description of the Funding Agreements-- General" in the Base Prospectus.

Security; Non-Recourse Obligations, page S-17

     6. REVISE THE LAST PARAGRAPH TO CLARIFY THAT PURCHASERS MAY PROCEED DIRECTLY AGAINST YOU FOR CLAIMS UNDER FEDERAL SECURITIES LAWS.

          REGISTRANT'S RESPONSE:

          ING USA respectfully advises the Staff that they have revised the Institutional Prospectus Supplement and the Retail Prospectus Supplement in accordance with the Staff's comment. Please see "Description of the Notes--Security; Non-Recourse Obligations" in both the Institutional Prospectus Supplement and the Retail Prospectus Supplement.
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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Securities and Exchange Commission
April 22, 2005
Page 6


Plan of Distribution, page S-47

     7. WE NOTE YOUR DISCLOSURE THAT YOU MAY APPOINT BROKER-DEALERS TO ACT AS AGENTS UNDER THIS PROGRAM AND THAT YOU PLAN TO SPECIFY SUCH AGENTS IN THE APPLICABLE PRICING SUPPLEMENT. SUPPLEMENTALLY CONFIRM THAT YOU WILL INCLUDE ALL THE RELEVANT INFORMATION SPECIFIED UNDER ITEM 508(C)(2) OF REGULATION S-K, IN THE EVENT THAT YOU APPOINT SUCH AGENTS.

          REGISTRANT'S RESPONSE:

          ING USA supplementally confirms to the Staff that, in the event that one or more broker-dealers are appointed to act as agents under this program, all of the relevant information specified under Item 508(c)(2) of Regulation S-K will be included in the applicable pricing supplement.

BASE PROSPECTUS

     8. PLEASE INCLUDE A TABLE OF CONTENTS PURSUANT TO ITEM 502(A) OF REGULATION S-K.

          REGISTRANT'S RESPONSE:

          ING USA respectfully advises the Staff that the Base Prospectus has been revised to include a table of contents pursuant to Item 502(a) of Regulation S-K and in accordance with the Staff's comment. Please see the page preceding page 1 of the Base Prospectus.

Noteholders will not have any direct contractual rights against us, page 3

     9. GIVEN THE STRUCTURE OF THIS PROPOSED OFFERING, WE VIEW IT AS A CONCURRENT PRIMARY OFFERING OF THE NOTES AND FUNDING AGREEMENTS. PLEASE REVISE THROUGHOUT TO ADD DISCLOSURE STATING CLEARLY AND WITHOUT QUALIFICATION THAT WITH REGARD TO FEDERAL SECURITIES LAWS, NOTE PURCHASERS MAY PROCEED DIRECTLY AGAINST ING USA OR THE ISSUING TRUST AND THAT THEIR RIGHTS UNDER FEDERAL SECURITIES LAWS ARE NO DIFFERENT THAN IF THEY PURCHASED THE UNDERLYING FUNDING AGREEMENTS DIRECTLY FROM ING USA OR THE ISSUING TRUST.

          REGISTRANT'S RESPONSE:

          ING USA has revised the Registration Statement in accordance with the Staff's comment. Please see "Summary" in both the Institutional Prospectus Supplement and the Retail
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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Securities and Exchange Commission
April 22, 2005
Page 7


Prospectus Supplement and "Risk Factors" in the Base Prospectus. In addition, please see our response to comment number 6 above.

An event of default under the notes may not constitute an "event of default" under the applicable funding agreement, page 3

     10. REVISE TO EXPLAIN WHAT PROVISION OF STATE LAW PREVENTS THE FUNDING AGREEMENTS FROM HAVING EVENTS OF DEFAULT THAT WOULD INCLUDE THE EVENTS UNDER THE NOTES.

          REGISTRANT'S RESPONSE:

          ING USA respectfully advises the Staff that it has not revised this risk factor for the reasons set forth below. Under certain circumstances described in this risk factor, there may be an event of default under a note (a "Note Event of Default") which is not an event of default under the related funding agreement. This would occur if the paying agent for the applicable trust received the appropriate amount under the funding agreement but failed to forward those funds to the noteholders or the trust breached a covenant set forth in the applicable Indenture (a "Performance Failure"). While ING USA is aware of no state law that specifically prevents the funding agreements from having events of default that would include every Note Event of Default (including one arising from a Performance Failure) under the related notes, this mismatch of events of default between the notes and the related funding agreement is not uncommon in securitizations. In a typical securitization, a similar mismatch exists with respect to events of default under the securities as opposed to events of default under the underlying assets. For instance, in the case of mortgage-backed securities, assuming payments are made on the underlying mortgages, the failure of the paying agent to make payments to security holders would result in an event of default under the securities but not an event of default under any mortgage.

          ING USA respectfully advises the Staff that under the terms of the notes, the noteholders bear the risk of a Performance Failure and ING USA has disclosed the risk in this risk factor.

As a result of withholding, payments under the funding agreement may be insufficient to pay principal and interest under the notes, page 4

     11. IT APPEARS THAT ALL THE RISKS OF CHANGES IN TAX LAW WILL BE BORNE BY THE PURCHASERS OF THE NOTES. IF SO, PLEASE REVISE THIS RISK FACTOR TO CLARIFY THIS RISK AND DISCUSS IT IN THE SUMMARY OF EACH SUPPLEMENT.

          REGISTRANT'S RESPONSE:
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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Securities and Exchange Commission
April 22, 2005
Page 8


          ING USA has revised the Registration Statement to reflect the Staff's comment. Please see "Summary" in both the Institutional Prospectus Supplement and the Retail Prospectus Supplement and "Risk Factors" in the Base Prospectus. ING USA respectfully advises the Staff that, for issuances under the Institutional Prospectus Supplement only, under certain circumstances, the risk of a change in tax law could be borne by ING USA and not the holders of the notes. ING USA could elect to assume the risk of a change in law by agreeing to pay additional amounts under the relevant funding agreement in the event a withholding is required. Such election would be disclosed in the related pricing supplement and any such election would be made as a result of negotiations with the agent(s) for the related series of notes.

The notes could be deemed to be contracts of insurance, page 4

     12. PLEASE REVISE THIS RISK FACTOR SO THAT INVESTORS CAN BETTER DETERMINE HOW TO EVALUATE THE RISK. REVISE THE LAST PARAGRAPH TO CHANGE "SHOULD" TO "WILL" SO THAT INVESTORS CAN DETERMINE IF SIDLEY IS GIVING AN OPINION OR EXPRESSING A PREFERENCE.

          REGISTRANT'S RESPONSE:

          ING USA has revised this risk factor in accordance with the Staff's comments. Please note, however, that since Sidley Austin Brown & Wood LLP is not providing an opinion on these issues with respect to the "covered jurisdictions" (as defined in the risk factor), ING USA has not revised the language in the last paragraph to "will" from "should".

Redemption may adversely affect your return on the notes, page 5

     13. TO THE EXTENT THE NOTES CAN BE REDEEMED WITH 25% OR MORE OF THE PRINCIPAL AMOUNT OUTSTANDING, THE TITLE OF THE SECURITIES SHOULD BE REVISED TO INCLUDE THE WORD "CALLABLE."

          REGISTRANT'S RESPONSE:

          ING USA respectfully advises the Staff that, to the extent that notes may be redeemed while 20% or more of the original principal amount of such notes is outstanding, the title of such notes will be designated as "callable" in the relevant pricing supplement. This risk factor has been revised accordingly. Please see "Description of the Notes--Optional Redemption; Optional Repayment;
No Sinking Fund" in both the Institutional Prospectus Supplement and the Retail Prospectus Supplement.
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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Securities and Exchange Commission
April 22, 2005
Page 9


Forward Looking Information, page 10

     14. REVISE THE LAST SENTENCE OF THE FIRST PARAGRAPH TO CLARIFY THAT THE SAFE HARBORS ALSO DO NOT APPLY TO ING USA ANNUITY AND LIFE INSURANCE COMPANY.

          REGISTRANT'S RESPONSE:

          ING USA respectfully advises the Staff that the disclosure in this paragraph has not been revised because the safe harbors contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act") ("Section 27A") and Section 21E of the Exchange Act ("Section 21E") are available to ING USA. The safe harbors contained in Section 27A and Section 21E apply to forward-looking statements made by "[a]n issuer that, at the time that the statement is made, is subject to the reporting requirements of Section 13(a) or 15(d)" of the Exchange Act. ING USA has offered securities to the public which are registered on Form S-2 under the Securities Act; therefore, ING USA is subject to the reporting requirements of Section 15(d) of the Securities Act, which generally obligates issuers of public offerings of securities made pursuant to the Securities Act to file annual, periodic and other specified reports with the Commission.

          The safe harbors contained in Section 27A and Section 21E contain several exclusions, set forth in Section 27A(b) and Section 21E(b), respectively. Pursuant to Section 27A(b) and Section 21E(b), the safe harbors do not apply to forward-looking statements if, during the three-year period preceding the date on which the statement is made:

          1. The issuer was convicted of a felony or misdemeanor described in clauses (i) through (iv) of Section 15(b)(4)(B) of the Exchange Act; or

          2. The issuer has been made the subject of judicial or administrative decree or order arising out of a governmental action specified therein.

          ING USA confirms that it has not, within the past three years, been
(i) convicted of a felony or misdemeanor described in clauses (i) through (iv) of Section 15(b)(4)(B) of the Exchange Act, or (ii) made the subject of any judicial or administrative decree or order arising out of governmental action specified in Section 27A(b) and Section 21E(b).

          The safe harbors contained in Section 27A and Section 21E also do not apply to forward-looking statements (i) made by an investment company, (ii) made in connection with a tender offer, (iii) made in connection with an initial public offering, (iv) made in connection with an offering by, or relating to the operations of, a partnership, limited liability program, or a direct participation in an investment program, or (v) made in a disclosure of beneficial ownership in a report required to be filed with the Commission pursuant to Section 13(d) of the Exchange Act.
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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Securities and Exchange Commission
April 22, 2005
Page 10


          These exclusions do not apply to forward-looking statements made by ING USA in the Registration Statement because (i) ING USA is not an investment company, (ii) such statements are not being made in connection with a tender offer, (iii) such statements are not being made in connection with an initial public offering because ING USA has previously offered securities to the public pursuant to registration statements under the Securities Act, (iv) the Registration Statement does not contemplate an offering by, or relating to the operations of, a partnership, limited liability company or a direct participation in an investment program, and (v) such statements are not being made in disclosure of beneficial ownership in a report required to be filed with the Commission pursuant to Section 13(d) of the Exchange Act.

          ING USA respectfully submits that since it is an issuer that is subject to the reporting requirements of Section 15(d) of the Exchange Act and none of the exclusions contained in Section 27A(b) and Section 21E(b) are applicable to ING USA, the safe harbors contained in Section 27A and Section 21E are available to ING USA.

Incorporation of Certain Documents by Reference, page 11

     15. REVISE TO SPECIFICALLY INCORPORATE THE 10-K CONTAINING THE AUDITED FINANCIAL STATEMENTS OF ING USA OR FILE THEM IN THE NEXT AMENDMENT.

          REGISTRANT'S RESPONSE:

          ING USA respectfully advises the Staff that the Registration Statement specifically incorporates ING USA's Annual Report on Form 10-K for the year ended December 31, 2004, which was filed with the Commission on March 18, 2005 by ING USA and contains ING USA's audited financial statements. Please see the second paragraph under the caption "Incorporation of Certain Documents By Reference" on page 11 of the Base Prospectus.

Description of the Notes, page 14

     16. PLEASE CONFIRM THAT YOU DO NOT INTEND TO USE ANY OTHER FORM OF CREDIT ENHANCEMENT OR COLLATERAL, OTHER THAN THE ASSETS IN THE TRUST, TO SECURE ANY SERIES OF NOTES PURSUANT TO THIS OFFERING. IF YOU DO INTEND TO USE OTHER FORMS OF CREDIT ENHANCEMENTS, PLEASE DISCLOSE THEM IN THE BASE PROSPECTUS AND PROSPECTUS SUPPLEMENTS.

          REGISTRANT'S RESPONSE:

          ING USA confirms that each trust will hold one ING USA funding agreement that will secure the notes issued by such trust. ING USA supplementally confirms that no other form of collateral or credit enhancement will be used to secure any series of notes.
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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Securities and Exchange Commission
April 22, 2005
Page 11


Bankruptcy Concerns, page 15

     17. PLEASE REVISE THE FOURTH SENTENCE TO CLARIFY THAT THE ASSETS OF THE TRUST WILL NOT BE CONSOLIDATED WITH THE ASSETS OF ANY OTHER PARTY IN A BANKRUPTCY PROCEEDING. IF THEY MIGHT BE, IT APPEARS THAT YOU HAVE NOT CREATED A DISCRETE POOL.

          REGISTRANT'S RESPONSE:

          ING USA respectfully advises the Staff that the disclosure set forth under "Description of the Trusts--Bankruptcy Concerns" has not been revised because ING USA believes the disclosure accurately describes the level of risk that the assets of a trust (i.e., the funding agreement) will be consolidated with the assets of another party. ING USA believes that the assets of a trust will not be consolidated with the assets of any other party in a bankruptcy proceeding. However, due to the nature of a bankruptcy proceeding as an equitable proceeding, ING USA cannot provide a more definitive statement than that already contained in the Registration Statement. In an equitable proceeding a bankruptcy court may use its equitable powers to ignore contractual provisions to achieve distributive results consistent with public policy prevalent at such time as determined by that court. As stated by the TriBar Opinion Committee:
"[b]ankruptcy courts are courts of equity and use their equity powers to further the congressional goal of promoting reorganizations, even to the extent of overriding what would otherwise appear to be absolute legal rights."(1) Furthermore, "[i]nherent in these equity powers is broad discretion that may be exercised on the basis of all facts and circumstances presented to the bankruptcy court."(2) The TriBar Opinion Committee concluded:

          Substantive consolidation ... involves an opinion as to a discretionary, equitable judgment to be made in the future, in the context of the congressional goal of promoting reorganizations, with respect to the interplay of facts, circumstances, relationships, and other considerations, some of which may exist at the time the opinion is rendered and some of which may arise in the future.

          If despite these inherent limitations a reasoned substantive consolidation opinion is required in a structured financing or other special type of transaction, it should (without the need for express reference in the opinion letter) be

----------
(1)  Special Report by the TriBar Opinion Committee: Opinions in the Bankruptcy
     Context: Rating Agency, Structured Financing, and Chapter 11 Transactions, 46 Bus. Lawyer 717(1991).

(2)  Id.
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SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Securities and Exchange Commission
April 22, 2005
Page 12


          understood to be subject to unavoidable uncertainties referred to in this Special Report because of the discretionary, equitable nature of the doctrine, as well as the impact of future-arising facts, circumstances, relationships, and other considerations, and also to be based upon the premise that the parties will act in accordance with the provisions of the relevant transactional documents.(3)

          Although ING USA believes that a bankruptcy court would respect the contractual arrangements memorialized by the transactional documents and would not consolidate a trust's assets with the assets of any other party, ING USA cannot guarantee the actions of a bankruptcy court. ING USA believes that due to the equitable nature of bankruptcy proceedings this position is consistent with that taken in other securitizations irrespective of the type of assets securitized.

Nonrecourse Enforcement, page 29

     18. PLEASE HIGHLIGHT PURCHASER'S RIGHTS UNDER THE FEDERAL SECURITIES LAWS IN THE FINAL PARAGRAPH OF THIS SECTION IN A SEPARATE, APPROPRIATELY CAPTIONED SECTION.

          REGISTRANT'S RESPONSE:

          ING USA has revised the Base Prospectus in accordance with the Staff's comments. Please see "Description of the Notes--Enforcement of Rights Under Securities Laws" in the Base Prospectus.

Plan of Distribution, page 38

          19. REVISE TO CLARIFY THAT EACH TRUST IS AN UNDERWRITER OF THE FUNDING AGREEMENTS.

          REGISTRANT'S RESPONSE:

          ING USA has revised the Registration Statement in response to the Staff's comment. Please see "Plan of Distribution" in each of the Institutional Prospectus Supplement, the Retail Prospectus Supplement and the Base Prospectus.

----------
(3)  Id.

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Securities and Exchange Commission
April 22, 2005
Page 13


Undertakings

     20. PLEASE REVISE TO PROVIDE ALL OF THE UNDERTAKINGS REQUIRED BY ITEM 512(I) OF REGULATION S-K.

          REGISTRANT'S RESPONSE:

          ING USA respectfully advises the Staff that the Registration Statement has been revised in accordance with the Staff's comment. Please see Item 17 "Undertakings" in Part II of the Registration Statement.

Signatures

     21. PLEASE REVISE YOUR SIGNATURE PAGE TO DISCLOSE YOUR PRINCIPAL EXECUTIVE OFFICER.

          REGISTRANT'S RESPONSE:

          ING USA has revised the signature page to identify its principal executive officer in accordance with the Staff's comment.

                                     * * * *

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Securities and Exchange Commission
April 22, 2005
Page 14


     After you have completed your review, please do not hesitate to contact one of us, Perry J. Shwachman (312-853-7061) or Anthony J. Ribaudo (312-853-7830), if you have any questions or comments regarding the above.

     Sincerely,

     Perry J. Shwachman   Anthony J. Ribaudo

cc: Max A. Webb (Securities and Exchange Commission)
    Eric G. Banta (ING USA Annuity and Life Insurance Company)
    Beth Edwards (ING USA Annuity and Life Insurance Company)
    Jeff Delaney (Pillsbury Winthrop Shaw Pittman LLP)

SIDLEY AUSTIN BROWN & WOOD LLP                                           CHICAGO

Securities and Exchange Commission
April 22, 2005
Page 15


                                     ANNEX A

                            Section 302 Certification

I, [identify the certifying individual], certify that:

1. I have reviewed this annual report on Form 10-K, and all reports on Form 8-K or Form 10-D, as applicable, required to be filed in respect of the period covered by this report on Form 10-K of ING USA Global Funding Trust [_] (collectively, the "Exchange Act periodic reports");

2. Based on my knowledge, the Exchange Act periodic reports, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, all of the distribution, servicing and other information required to be provided under Form 8-K or Form 10-D, as applicable, for the period covered by this report is included in the Exchange Act periodic reports;

4. Based on my knowledge and the compliance statement required in this report under applicable regulations and except as disclosed in the Exchange Act periodic reports, the servicer has fulfilled its obligations under the servicing agreement; and

5. All of the reports on assessment of compliance with servicing criteria for asset-backed securities and their related attestation reports on assessment of compliance with servicing criteria for asset-backed securities required to be included in this report in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 have been included as an exhibit to this report, except as otherwise disclosed in this report. Any material instances of noncompliance described in such reports have been disclosed in this report on Form 10-K.

In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties: [_]

Date:
      ------------------


By:
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    Name:
          ------------------------------
    Title:
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